

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 27, 2017

Richard J. Nicholas
Chief Financial Officer
Avangrid, Inc.
180 Marsh Hill Road
Orange, Connecticut 06477

> **Re:** **Avangrid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 1-37660**

Dear Mr. Nicholas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products